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                               December 12, 2022

       Zhu Youyi
       Chief Financial Officer
       China Natural Resources, Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central
       Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed November 18,
2022
                                                            File No. 333-268454

       Dear Zhu Youyi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed November 18, 2022

       Cover Page

   1. We note your disclosure that the PCAOB has yet to determine that it may inspect your auditor in relation to
its audit work to its satisfaction, and that your common shares will be prohibited from trading
in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or
fully investigate auditors located in China, or in 2023 if proposed changes to the HFCAA
are enacted. Please disclose here, if true, that your auditor is subject to the
determinations announced by the PCAOB on December 16, 2021. Please make similar revisions
to your disclosure regarding same in your prospectus summary, at page 6, and your risk
factor summary, at page 7.
 Zhu Youyi
FirstName LastNameZhu
China Natural Resources, Youyi
                         Inc.
Comapany12,
December  NameChina
              2022    Natural Resources, Inc.
December
Page 2    12, 2022 Page 2
FirstName LastName
2. Please update your disclosure regarding the Statement of Protocol here and elsewhere to reflect that the PCAOB will be required to assess its determinations regarding inspections by the end of 2022.
3. Please revise to identify clearly here and in your prospectus summary the entity (including the domicile) in which investors are purchasing an interest.
4. We note your disclosure regarding transfers of cash and assets between you and your subsidiaries. Please expand your disclosure to discuss whether any transfers, dividends or distributions have been made to investors and quantify the amounts where applicable.
5. Please clarify that all of the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong and Macau.
Prospectus Summary, page 3

6. We note your disclosure in the first paragraph of page 3. Please expand your summary of risk factors to disclose or discuss in greater detail the risk that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.
         For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors
Uncertainties with respect to the PRC legal system could adversely affect us., page 9

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.
ENFORCEABILITY OF CIVIL LIABILITIES, page 43

8. We note your disclosure that all of your assets and all of your directors and officers are located outside the United States. Please revise to clarify those of your officers and directors who are located in the PRC, and those that are located in Hong Kong, if any.
 Zhu Youyi
China Natural Resources, Inc.
December 12, 2022
Page 3
General

9. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2021 have been resolved.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin,
Staff Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameZhu Youyi
                                                           Division of
Corporation Finance
Comapany NameChina Natural Resources, Inc.
                                                           Office of Energy &
Transportation
December 12, 2022 Page 3
cc:       Leland S. Benton
FirstName LastName